EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-219638) and Form S-8 (No. 333-197251, and No. 333-171372) of Craft Brew Alliance, Inc. of our report dated March 6, 2019, relating to the consolidated financial statements of Craft Brew Alliance, Inc. as of December 31, 2018, and for each of the two years in the period ended December 31, 2018 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for revenue from contracts with customers in 2018), appearing in this Annual Report on Form 10-K for the year ended December 31, 2019.

/s/ Moss Adams LLP

Portland, Oregon
March 11, 2020